UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________

CRESCENT FINANCIAL CORPORATION
(Name of Subject Company (Issuer))

_________________________

PIEDMONT COMMUNITY BANK HOLDINGS, INC.
(Name of Filing Person (Offeror))

_________________________

Common Stock, par value $1.00 per share
(Title of Class of Securities)

225744101
(CUSIP Number of Class of Securities)

_________________________

Piedmont Community Bank Holdings, Inc.
4711 Six Forks Road
Suite 2B
Raleigh, NC 27609
Attention: Scott Custer
(919) 659-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

_________________________
with copies to:
Kenneth L. Henderson, Esq.
Tara Newell, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 541-2000

_________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable	Not Applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.    Exhibits.

Exhibit Number	Description
99.1	Press Release issued by Piedmont Community Bank Holdings, Inc. and Crescent Financial Corporation, dated October 24, 2011.